VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

COPY

E-mail: lsalt@vectorlaw.com
File No. 1036

July 8, 2002

02042639

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

SUPPL

02 JUL 15 12:18

VIA COURIER

Attention: Aimee Vander-Vliet
Capital Markets Regulation Division

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Filing of BC Form 45-902F (formerly Form 20), Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated July 4, 2002, which has been originally executed by Leonard W. Saleken, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with a cheque drawn on the Company's account in the amount of $100.

A Form 45-102F2, Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities, which has been executed by Leonard W. Saleken, the President and a director of the Company, has been filed via SEDAR under the category "Continuous Disclosure – Resale of Securities".

We trust you will find the same in order.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:

Lindsay Salt
Legal Assistant

ls
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl.#1
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encls.)

p:\clients\1-sedar\goldclif\so\jun12-02\f20-bcsc1.doc

BC FORM 45-902F (Formerly Form 20)
Securities Act (British Columbia)
Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**

Goldcliff Resource Corporation
Name of Issuer

920-470 Granville Street, Vancouver, B.C. V6C 1V5
Address

(604) 685-5685
Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

TSX Venture Exchange

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

Incentive Stock Options to purchase up to 210,380 Common Shares without par value on or before June 12, 2007.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Edwin R. Rockel Surrey, B.C.	Options to purchase 10,000 shares expiring Jun.12/2007	Jun.27/2002	$0.1275 per share/$1,275	s.74(2)(9) – A	n/a

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
George W. Sanders Kelowna, B.C.	Options to purchase 100,000 shares expiring Jun.12/2007	Jun.27/2002	$0.1275 per share/$12,750	s.74(2)(9) – A	n/a
O. Corbin Saleken Vancouver, B.C.	Options to purchase 65,380 shares expiring Jun.12/2007	Jun.27/2002	$0.1275 per share/$8,335.95	s.74(2)(9) – A	n/a
Eric Williams San Diego, California	Options to purchase 20,000 shares expiring Jun.12/2007	Jun.27/2002	$0.1275 per share/$2,550	s.74(2)(9) – A	n/a
Nazir Dhalla Richmond, B.C.	Options to purchase 10,000 shares expiring Jun.12/2007	Jun.27/2002	$0.1275 per share/$1,275	s.74(2)(9) – A	n/a

A = Securities Act (British Columbia)

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

$24,273.45

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

n/a

The undersigned hereby certifies that the statements made in this report and in ay schedule to this report are true and correct.

DATED at Vancouver, B.C., this 4 day of July, 2002.

Goldcliff Resource Corporation
(Name of Issuer - please print)

Per: ______________________
(Signature of authorized signatory

Leonard W. Saleken, President
(Name and office of authorized signatory - please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the

Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

p:\clients\1-sedar\goldclif\so\jun12-02\f45-902f.doc

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Edwin R. Rockel 13000 54A Avenue Surrey, B.C. V3X 3E2	Tel: (604) 591-8111 E-mail: ehrockel@shaw.ca	Options to purchase up to 10,000 shares expiring Jun.12/2007	s.74(2)(9) – A
George W. Sanders 416 Collett Road, Kelowna, B.C. V1W 1K7	Tel: (250) 764-5150 E-mail: n/a	Options to purchase up to 100,000 shares expiring Jun.12/2007	s.74(2)(9) – A
O. Corbin Saleken 6976 Laburnum Street Vancouver, B.C. V6P 5M9	Tel: (604) 685-5685 E-mail: N/A	Options to purchase up to 65,380 shares expiring Jun.12/2007	s.74(2)(9) – A
Eric Williams Suite 57, 3605 Earnscliff Place San Diego, CA 92111	Tel: 504 858 569 0098 E-mail: NA	Options to purchase up to 20,000 shares expiring Jun.12/2007	s.74(2)(9) – A
Nazir Dhalla 10711 Hollybank Drive Richmond, B.C. V7E 4S4	Tel: (604) 275-3464 E-mail: N/A	Options to purchase up to 10,000 shares expiring Jun.12/2007	s.74(2)(9) – A

A = Securities Act (British Columbia)

VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

July 8, 2002

VIA SEDAR

Attention: Statutory Filings Department

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
21st Floor, 10025 Jasper Ave.
Edmonton, Alberta T5J 3Z5

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company") - Section 111 Report

On behalf of the Company, we enclose a Section 111 Report, dated July 8, 2002, which has been executed by Leonard W. Saleken.

We trust you will find the same in order.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:

Lindsay Salt
Legal Assistant

ls
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Listings Department, w/encl.#1)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/encl.#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl.#1
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1)

p:\clients\1-sedar\goldclif\s111\jul-02\s111-sob.doc

Report of Acquisition under Section 111 of the *Securities Act* (British Columbia)
and
Report of Acquisition under Section 141 of the *Securities Act* (Alberta)

1. **Name and Address of Offeror:**

Leonard W. Saleken
6976 Laburnum Street
Vancouver, B.C. V6P 5M9

2. **Number of Securities Acquired:**

(a) 700,000 flow-through shares in the capital stock of Goldcliff Resource Corporation (the "Company") at a deemed price of $0.1275 per share.
(b) non-transferable share purchase warrant (the "July Warrant") entitling the Offeror to purchase up to an additional 700,000 common shares (the "July Warrant Shares") exercisable at a price of $0.17 per July Warrant Share up to July 8, 2004.

3. **Number of Securities Held in the Company:**

As a result of the issuance of the 700,000 flow-through common shares of the Company to the Offeror, as described in paragraph 2(a) above, the Offeror beneficially owned or has the power to exercise direction or control over, a total of 4,382,577 common shares of the Company, representing 38.41% of the issued and outstanding shares of the Company (11,407,740 shares).

The Offeror also beneficially owns, or has the power to exercise direction or control, over:

(a) the July Warrant,
(b) a non-transferable share purchase warrant (the "May Warrant") entitling the Offeror to purchase up to an additional 1,250,000 common shares (the "May Warrant Shares") exercisable at a price of $0.11 per May Warrant Share up to May 31, 2003; and
(c) incentive stock options (the "Options") entitling him to purchase up to 250,000 common shares of the Company (as to 60,000 shares at $0.10 per share on or before December 10, 2005 and as to 190,000 shares at $0.18 per share on or before July 3, 2006).

If the Investor forthwith exercises, in full, the July Warrant, the May Warrant and the Options, the Investor would beneficially own, or have the power to exercise direction or control over 6,582,577 common shares, representing 48.37% of the then issued and outstanding shares (13,607,740 shares).

4. **Market of Acquisition**

The securities were acquired by way of private placement transaction at a price of $0.1275 per flow-through unit pursuant to a Private Placement Subscription Agreement, dated June 11, 2002, between the Company and the Offeror.

5. **Purpose of Acquisition**

The purchase of the securities was made for investment purposes.

6. **Description of Material Changes since Previous Report**

There have been no material changes since the previous report except as have been disclosed to the public.

7. **Joint Actors**

There are no persons or companies acting jointly or in concert with the Offeror in connection with the disclosure required by paragraphs 2, 3 and 4 hereof.

Dated this 8 day of July, 2002.

Leonard W. Saleken

VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

VIA COURIER

July 8, 2002

COPY

Attention: Aimee Vander-Vliet
Capital Markets Regulation Division

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Filing of BC Form 45-902F (formerly Form 20), Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated July 8, 2002, which has been originally executed by Leonard W. Saleken, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.

A Form 45-102F2, Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities, which has been executed by Leonard W. Saleken, a director of the Company, has been filed via SEDAR under the category "Continuous Disclosure – Resale of Securities".

We trust you will find the same in order.

Yours very truly,
VECTOR Corporate Finance Lawyers

Per: Lindsay Salt

Lindsay Salt
Legal Assistant

ls
Encl.

cc: TSX Venture Exchange (Attn: Index/Treasury Order Specialist, Market Information Services)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encls.)
Alberta Securities Commission (Attn: Disclosure Section, w/encl.)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager)

p:\clients\1-sedar\goldclif\pp\jun-02\f20-sob.doc

BC FORM 45-902F (Formerly Form 20)
Securities Act (British Columbia)
Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**

Goldcliff Resource Corporation
Name of Issuer

920-470 Granville Street, Vancouver, B.C. V6C 1V5
Address

(604) 685-5685
Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

TSX Venture Exchange

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

1,000,000 flow-through units (the "FT Units"). Each FT Unit is comprised of one flow-through common share and one non-transferable share purchase warrant. Each one such warrant entitles the holder to purchase one additional non-flow-through common share (a "Warrant Share") of the Company for a period of 24 months from July 8, 2002, exercisable at a price of $0.17 per Warrant Share. Reference is made to Item 6.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Grant F. Crooker Upper Bench Road, P.O. Box 404 Keremeos, B.C. V0X 1N0	150,000 FT Units(1)	July 8, 2002	$0.1275 per FT Unit/$19,125	s.3 – MI	4 months + 1 day

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Leonard W. Saleken 6976 Laburnum Street Vancouver, B.C. V6P 5M9	700,000 FT Units(1)	July 8, 2002	$0.1275 per FT Unit/$89,250	ss.45(2)(10) and 74(2)(9) – A	4 months + 1 day
Edwin R. Rockel 13000 54A Avenue Surrey, B.C. V3X 3E2	150,000 FT Units(1)	July 8, 2002	$0.1275 per FT Unit/$19,125	ss.45(2)(10) and 74(2)(9) - A	4 months + 1 day

MI = Multilateral Instrument 45-103, Capital Raising Exemptions
A = Securities Act (British Columbia)

(1) Each FT Unit is comprised of one flow-through common share and one non-transferable share purchase warrant. Each one such warrant entitles the holder to purchase one additional non-flow-through common share (a "Warrant Share") of the Company for a period of 24 months from July 8, 2002, exercisable at a price of $0.17 per Warrant Share.

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

A minimum of $127,500 and, in the event that all of the Warrant Shares are exercised, a maximum of $297,500.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

n/a

The undersigned hereby certifies that the statements made in this report and in ay schedule to this report are true and correct.

DATED at Vancouver, B.C., this 8 day of July, 2002.

Goldcliff Resource Corporation
(Name of Issuer - please print)

Per:
(Signature of authorized signatory

Leonard W. Saleken, President and director
(Name and office of authorized signatory - please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Grant F. Crooker Upper Bench Road, P.O. Box 404 Keremeos, B.C. V0X 1N0	Tel: (250) 499-2549 E-mail: crooker@img.net	150,000 FT Units[(1)]	s.3 – MI
Leonard W. Saleken 6976 Laburnum Street Vancouver, B.C. V6P 5M9	Tel: (604) 261-7477 E-mail: geotec@axionet.com	700,000 FT Units[(1)]	ss.45(2)(10) and 74(2)(9) - A
Edwin R. Rockel 13000 54A Avenue Surrey, B.C. V3X 3E2	Tel: (604) 591-8111 E-mail: ehrockel@shaw.ca	150,000 FT Units[(1)]	ss.45(2)(10) and 74(2)(9) - A

(1) Each FT Unit comprises one flow-through common share and one non-transferable share purchase warrant (a "Warrant"). Each one Warrant entitles the holder to purchase one additional non-flow-through common share (a "Warrant Share") of the Company for a period of 24 months from **July 8, 2002**, exercisable at a price of $0.17 per Warrant Share.

MI = Multilateral Instrument 45-103, Capital Raising Exemptions

A = Securities Act (British Columbia)